10/23/2007

Glenn Welstad, CEO

Command Center, Inc.

Please accept my resignation from the Board of Directors of Command Center, Inc. Effective immediately.

I understand that Command Center, Inc. is reducing the size of the Board and will be adding independent, non-employee directors. My resignation is not the result of any disagreements with management of the Company.

Thank you.

Sincerely,

Kevin Semerad